UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-34872 CUSIP NUMBER: 13466Y105

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2015

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Campus Crest Communities, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

2100 Rexford Road, Suite 414

Address of Principal Executive Office (Street and Number)

Charlotte, North Carolina 28211

City, State and Zip Code

PART II — RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

Campus Crest Communities, Inc. (the “Company”) plans to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 as soon as practicable. As previously disclosed, on October 16, 2015, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which the Company will be acquired by HSRE Quad Merger Parent, LLC (“Parent”), an affiliate of Harrison Street Real Estate Capital, LLC. For additional details regarding the proposed merger, see the Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2015. The substantial time and effort of management required to negotiate the Merger Agreement and related disruptions to the operation of our business disrupted the normal timing for closing the books for the quarter ended September 30, 2015.

In addition, the Company and certain of its affiliates recently completed (effective January 30, 2015) certain acquisitions pursuant to the Company’s purchase and sale agreement, as amended, with the former members of Copper Beech Townhome Communities, LLC and Copper Beech Townhome Communities (PA), LLC (together “Copper Beech”). Due to the significance and complexity of this transaction, most notably the need to account for these interests as joint ventures through to the closing date and as a combination of joint ventures and wholly-owned interests for the balance of the quarter, the Company required additional time to complete the consolidation for the first quarter of 2015. The extensive effort required to complete the Company’s Form 10-K for the year ended December 31, 2014, the Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 and the Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 also disrupted the normal timing for closing the books for the quarter ended September 30, 2015.

Accordingly, the Company has concluded it is unable to file its quarterly report by the original filing deadline without unreasonable effort and expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Scott R. Rochon	704	496-2507
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒    No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒    No ☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the aforementioned significance and complexity of the accounting for the Copper Beech transaction, the Company cannot, at this time, provide a reasonable estimate and comparison of operating results.

Cautionary Statements Regarding Forward-Looking Information

This Notification of Late Filing on Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements, which include statements regarding the proposed merger between the Company and Parent, may be identified by the inclusion of words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “goal” and variations of such words and other similar expressions, and are based on current expectations, estimates, assumptions and projections that are subject to change, and actual results may differ materially from the forward-looking statements. These statements, as they relate to the Company or the Parent, the management of either such company or the proposed merger, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. The Company intends that such forward-looking statements be subject to the safe-harbor provided by the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Many factors, including the following, could cause actual results to differ materially from the forward-looking statements: the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the outcome of the legal proceedings that have been, or may be, instituted against Campus Crest and others following announcement of the Merger Agreement; the inability to complete the proposed merger due to the failure to satisfy the conditions to the proposed merger, including obtaining the approval of the Company’s stockholders, lender consents and other closing conditions more fully described in the Merger Agreement; risks that the proposed merger disrupts current plans and operations of the Company; potential difficulties in employee retention as a result of the proposed merger; the value of any contingent value rights which may be issued in connection with the proposed merger; legislative, regulatory and economic developments; risks related to disruption of management’s attention from the Company’s ongoing business operations due to the proposed merger; the effect of the announcement of the proposed merger on the Company’s relationships with colleges and universities, relationships with tenants, operating results and business generally, and other risks and uncertainties described under “Item 1A. Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 and in the Company’s Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2015 and June 30, 2015 and in other documents filed with the SEC by the Company. Given these uncertainties, current and prospective investors should be cautioned in their reliance on such forward-looking statements. Except as required by law, the Company disclaims any obligation to update any such factors or to publicly announce the results of any revision to any of the forward-looking statements contained herein to reflect future events or developments. A more comprehensive discussion of risks, uncertainties, financial reporting restatements, and forward-looking statements may be seen in the Company’s Annual Report on Form 10-K and other periodic filings with the SEC.

Campus Crest Communities, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 9, 2015	By:	/s/ Scott R. Rochon
Scott R. Rochon Chief Accounting Officer